SECUR 14045009 SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . .12.00

SEC FILE NUMBER
8- 34910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 05 2014
Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Sturges Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5784 Royal Lytham
(No. and Street)

Dublin (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges 614-761-1221
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Sturges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sturges Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive and Financial Officer
Title

Notary Public

JOANNE A. LAIBINIS
Notary Public - State of Florida
My Comm. Expires Feb 17, 2017
Commission # EE 875418

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Sturges Company
TABLE OF CONTENTS
December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Sturges Company

Report on the Financial Statements

We have audited the accompanying financial statements of The Sturges Company (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sturges Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Abington, Pennsylvania
January 28, 2014

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	172,861
Prepaid expenses		3,079
Total assets	$	175,940

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,953
Subordinated borrowings		200,000
Total liabilities		208,953
Stockholder's Equity:		
Common stock par value $5 per share, authorized 750 shares issued and outstanding - 100 shares		500
Accumulated deficit		(33,513)
Total stockholder's equity		(33,013)
Total liabilities and stockholder's equity	$	175,940

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY
Statement of Operations
For the Year Ended December 31, 2013

Revenue		
Fee income	$	513,262
Interest income		38
Total income		513,300
Expenses		
Salaries and other employment costs		361,886
Clearing charges		14,000
Interest expense		9,500
Direct expenses of underwriting		70,310
Other expense		58,895
Total expenses		514,591
Loss before taxes on income		(1,291)
Income tax expense		-
Net loss	$	(1,291)

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
Balances at January 1, 2013	100	$ 500	$ (32,222)	$ (31,722)
Net income for the year	-	-	(1,291)	(1,291)
Distributions to shareholder	-	-	-	-
Balances at December 31, 2013	100	$ 500	$ (33,513)	$ (33,013)

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$	200,000
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2013	$	200,000

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(1,291)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		873
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		763
Net cash used in by operating activities		345
Cash flows from financing activities:		
Distributions to stockholder		-
Net increase in cash		345
Cash and cash equivalents at beginning of year		172,516
Cash and cash equivalents at end of year	$	172,861
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	9,500
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

The Sturges Company ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Ohio. The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans or US Government Securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Fee income is recognized when the underwriting is completed and the income is reasonably determinable.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level for federal or state income tax purposes, however, net undistributed taxable income is taxed at the local level. Such local income tax for 2013 totaled zero.

The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles. As of, and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits.

Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 90 days.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through January xx, 2014 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company pays its share of direct costs for office space located in its shareholder's residence. Total costs paid to the shareholder for the year ended December 31, 2013, amounted to $13,128 and is included in other expense.

4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services pursuant to a secondary clearing agreement with L.M. Kohn & Company.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital and capital requirements of $163,908 which was $63,908 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1.

6. Subordinated Borrowings

There are two borrowings under a subordination agreement at December 31, 2013 payable to the shareholder of the Company with a combined principal balance of $200,000. The subordinated borrowings bear interest at 4.75% per annum and they mature in December 2016. The borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowings have been approved by FINRA. Interest expense for the year ended December 31, 2013 under such borrowings was $9,500.

7. Retirement Plan

The Company maintains a profit sharing retirement plan, covering all employees who have completed one year of service and are at least 21 years of age. Discretionary contributions are authorized at management's discretion. Contributions for the year ended December 31, 2013 totaled $56,500.

THE STURGES COMPANY

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	(33,013)
Deduct stockholder's equity not allowable for Net Capital:		
Total stockholder's equity qualified for Net Capital		(33,013)
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		200,000
Total capital and and allowable subordinated liabilities		166,987
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		3,079
Total non-allowable assets		3,079
Net Capital before haircuts on securities positions		163,908
Total haircuts		-
Net Capital	$	163,908
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	8,953
Total aggregate indebtedness	$	8,953
Percentage of aggregate indebtedness to Net Capital		5%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

THE STURGES COMPANY

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $8,953)	$	597
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	63,908
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	43,908

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

THE STURGES COMPANY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
The Sturges Company

In planning and performing our audit of the financial statements of The Sturges Company (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
January 28, 2014